KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

May 28, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's May 28, 2004 press release regarding the sale of EDITIS and a slide show presentation of the same.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dlw 6/10

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Press Release

LAGARDERE



DRAFT AGREEMENT BETWEEN LAGARDERE SCA & WENDEL INVESTISSEMENT

LAGARDERE SCA & WENDEL Investissement have reached a draft agreement for the divestiture of the Editis assets which were put up for sale in accordance with the Brussels Commission decision of January 7, 2004.

In order to be finalized, this draft agreement must be submitted for an opinion of the relevant workers councils as well as the approval by the antitrust authorities.

The transaction under consideration with WENDEL Investissement meets the various criteria that LAGARDERE had set for itself, while also complying with the ones established by Brussels: a block sale, based on an enterprise value of 660 million euros which will be entirely paid in cash at closing, speed of implementation, financial soundness of the acquirer and a long term industrial vision.

It is Arnaud LAGARDERE's decision of last December to retain the publishing companies Larousse, Anaya, Dunod, Dalloz, Armand Colin which permitted today the finalization of this draft agreement in the best conditions.

BNP Paribas advised LAGARDERE in this transaction.

Paris, May 28, 2004

Press Contacts:
Thierry FUNCK-BRENTANO
Tel. : 33.1.40.69.16.34

Arnaud MOLINIE
Tel. : 33.1.40.69.16.05

Investor Relation Contact:
Alain LEMARCHAND
Tel.: 33.1.40.69.18.02

Lagardère →



EDITIS TRANSACTION

May 28, 2004



Divested Assets

Literature	Education	Reference	Distribution
- Robert Laffont	- Nathan	- Le Robert	- Interforum
- Plon-Perrin	- Bordas		(France, Suisse, Canada, Benelux)
- Presses-Solar-Belfond	- Retz		
- Pocket - 10/18	- Clé		
- La Découverte			
- Presses de la Renaissance			



LAGARDERE
sells to
WENDEL Investissement

for <u>m€ 660</u>

(enterprise value)

+ cash in the divested assets (m€ ~30)



Procedure

Pre-signing conditions:

- **Information and consultation of the relevant workers' councils**
- **E.U. Commission approval ("*agrément*")**

Closing fully completed following:

- **Approval of the relevant competition authorities in France, Belgium and Germany**



Assets kept by Lagardère

Education

- Anaya
- Dunod
- Dalloz
- Armand Colin
- JurisService

Reference

- Group Larousse
- Chambers Harrap



Net acquisition price
m€ 430 (a)

Multiples (b)

1,3	Turnover
9,9	Operating Income

vs. >12 times O.I. for 100% of Editis

(a) *Net acquisition price*
+ initial price paid in Dec. 2002
- free cash-flows (including cost of financing & fees) generated until mid year 2004
- divestiture proceeds

(b) *based on the 2003 actual figures, after Lagardère consolidation eliminations*



Financial structure

Lagardère gearing ratio (net debt to equity):

- **as of 12/31/03, as reported : 21%**
- **after divestiture, pro-forma 12/31/03 : ~5%**



Impact on Income

Earnings accretive from the first year (2004)

- **after "Financial expense"**
- **before "Goodwill depreciation"**
- **before transfer of Distribution activity related to Editis French book inprints kept by Lagardère (from Interforum (Wendel Investissement) to Maurepas (Lagardère), to start in Jan. 2006)**
- **before synergies**